Appliance Recycling Centers of America, Inc.

175 Jackson Avenue North, Suite 102

Minneapolis, Minnesota 55343

November 18, 2016

Via EDGAR

Scott Anderegg

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Appliance Recycling Centers of America, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 1, 2016
File No. 000-19621

Dear Mr. Anderegg:

We acknowledge receipt of a verbal comment from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on November 10, 2016 with respect to Appliance Recycling Centers of America, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on November 1, 2016 (the “Preliminary Proxy Statement”), File No. 000-19621. We submit this letter in response to such comment, and we appreciate the Staff’s prompt consideration of this response. For ease of reference, we have set forth the Staff’s comment in bold and italics and our response in plain type immediately following the comment.

1. In Proposal 3 regarding the amendment to the Company’s Articles of Incorporation to increase the number of authorized shares, please add language to the effect that the Company does not currently have any plans to enter into an acquisition or merger.

Per the comment above, the Company will add the following to the end of the fourth paragraph of Proposal Three in the Company’s Definitive Proxy Statement on Schedule 14A: “We have no current plans to enter into any acquisition or merger.”

We believe our response adequately addresses your request for information and enhanced disclosure. However, if you should require additional information or have any additional questions, please contact me at 952-930-9000 or the Company’s counsel, Eric Madson of Fredrikson & Byron, P.A. at 612-492-7394.

Sincerely,

/s/ Tony Isaac

Tony Isaac

Chief Executive Officer

cc: Eric Madson, Fredrikson & Byron, P.A.